
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 28, 2011

Mr. Vernon J. Nagel
President and Chief Executive Officer
Acuity Brands, Inc.
1170 Peachtree Street, N.E., Suite 2400
Atlanta, GA 30309-7676

>   **Re: Acuity Brands, Inc.**
>   **Form 10-K for Fiscal Year Ended August 31, 2010**
>   **Filed October 29, 2010**
>   **Definitive Proxy Statement**
>   **Filed November 22, 2010**
>   **File No. 001-16583**

Dear Mr. Nagel:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended August 31, 2010

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities, page 16

1. Please represent in the tabular format required by Item 703 of Regulation S-K all equity repurchases made within the fourth quarter of the fiscal year covered by your report.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Overview, page 18

2. We note third party reports indicate that close to 70% of the company's revenues relate to sales of outdoor lighting products and that the federal highway transportation system is a significant customer of the company. If accurate, you should highlight this facet of your business, and discuss whether recent funding through the American Recovery and Reinvestment Act for infrastructure projects has had a material impact on the company's business.

Liquidity and Capital Resources, page 19

3. Supplement your disclosure to provide a discussion of long-term liquidity. Note that we consider long-term liquidity to be the period of time in excess of the next 12 months. See Instruction 5 to Item 303(a) of Regulation S-K.

Definitive Proxy Statement

Fiscal 2010 Grants of Plan-Based Awards, page 37

4. In the Estimated Possible Payouts under Equity Incentive Plan Awards columns you provide the dollar value of potential awards. Note that Item 402(d)(iv) of Regulation S-K calls for the number of shares of stock or the number of shares underlying options. Under the Grant Date Fair Value of Stock and Option Awards column you should report the dollar value at the grant date based upon the probable outcome of performance conditions for these awards. See Instruction 8 to Item 402(d).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Hauber, Staff Accountant, at 202-551-3368 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director